

July 3, 2014

<u>Via E-mail</u>
Jose Montero
Chief Financial Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

> **Re: Copa Holdings, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 29, 2014**
> **File No. 001-32696**

Dear Mr. Montero:

We have reviewed your response letter dated June 20, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 5: Operating and Financial Review and Prospects, page 46</u>

<u>B. Liquidity and Capital Resources, page 57</u>

1. We note your response to prior comment 1. We believe you should provide disclosure in your next periodic filing describing and quantifying the expected financial costs of maintaining a large cash balance subject to exchange controls in Venezuela, as well as disclose the extent to which you expect to rely on cash balances subject to exchange controls in Venezuela to fund your liquidity and needs in future periods.   Please provide us with an example of such disclosure in your next response letter.

2. We note your response to prior comment 3. It appears based upon your response that you expected to collect amounts outstanding from January 2013 in January 2014 since you concluded at December 31, 2013 that amounts outstanding were not going to exceed 12 months. Please tell us the factors considered and how they resulted in your determination

that there was no indication at December 31, 2013 that delays in the repatriation of funds held in Venezuela would exceed 12 months, including specifically how you concluded that the funds outstanding from January 2013 would be collected immediately after year-end (in January 2014). Lastly, please tell us what, if any, impact classifying all or a portion of the investment balance (cash in Venezuela) as non-current would have on complying with your debt covenants at December 31, 2013.

3. We note your response to prior comment 5. Please clarify in your next response the nature of amounts included in the bottom two rows (e.g. whether they are funds repatriated from all foreign countries or specific countries). In future filings, provide a narrative explaining the purpose of the table and the amounts presented.

4. We noted per a Reuters article dated June 3rd that the president of Venezuela plans to begin releasing $486 million of the $4 billion of funds owed to airlines, with the expectation that airlines accept these payments at a significant discount to the amounts owed, and that these payments would be staggered over several years. We note the receipt of $43.4 million on June 17th from the Centro Nacional de Comercio Exterior in Venezuela. Please tell us whether this amount is related to the above, and if so, whether you have or plan to accept a discounted amount to the total balance outstanding. In addition, tell us whether you reached any agreements or have changed your expectations regarding amounts owed or the timing of payments.

Consolidated Statement of Cash Flows, page F-6

5. We note your response to prior comment 7. Please provide an explanation for this amount in your Form 20-F for the year ended December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jose Montero
Copa Holdings, S.A.
July 3, 2014
Page 3

You may contact Stephen Kim at 202-551-3291 or Theresa Messinese at 202-551-3307 with any questions. You may also contact Lyn Shenk at 202-551-3380.

Sincerely,

/s/ Linda Cvrkel for

Lyn Shenk
Branch Chief